SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               SCHEDULE 14D-9/A1


                     SOLICITATION/RECOMMENDATION STATEMENT

                                  Pursuant to

                              SECTION 14(d)(4) of

                      THE SECURITIES EXCHANGE ACT OF 1934



                     DAMSON/BIRTCHER REALTY INCOME FUND II
                           (Name of Subject Company)


                            LF Special Fund II, L.P.
                     Liquidity Fund Asset Management, Inc.
                               Brent R. Donaldson
                      (Name of Person(s) Filing Statement)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      NONE
                     (CUSIP Number of Class of Securities)


                             William McSherry, Esq.
                               Battle Fowler LLP
                              75 East 55th Street
                               New York, NY 10022
                                 (212) 856-6999
          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                          person(s) filing statement)


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                                INTRODUCTORY NOTE

                  This Amendment No. 1 to Schedule 14D-9
Solicitation/Recommendation Statement (this "Amendment") relates to the limited partnership interests of Damson/Birtcher Realty Income Fund II, a Pennsylvania limited partnership. The limited partnership interests are the subject of a tender offer by Grape Investors, LLC, a Delaware limited liability company. The
Schedule 14D-9 Solicitation/Recommendation Statement of LF Special Fund II, L.P., filed with the Securities and Exchange Commission on June 9, 1998, is amended and restated in its entirety to read as set forth in this Amendment.

ITEM 1.           SECURITY AND SUBJECT COMPANY

                  This statement relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund II, a Pennsylvania limited partnership (the "Partnership"), whose principal executive offices are located at 27611 La Paz Road, P.O. Box A-1, Laguna Niguel, California 92677-0100.

ITEM 2.           TENDER OFFER OF THE BIDDER

                  This statement relates to a tender offer (the "Grape Investors Offer") by Grape Investors, LLC, a Delaware limited liability company ("Grape Investors"), whose principal executive offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

ITEM 3.           IDENTITY AND BACKGROUND

                  (a) This Schedule 14D-9 is being filed by (i) LF Special Fund II, L.P., a California limited partnership ("LFSFII") and a non-managing general partner of the Partnership, (ii) its general partner, Liquidity Fund Asset Management, Inc. ("LFAM"), and (iii) Mr. Brent R. Donaldson, the President of LFAM ("Donaldson" and, together with LFSFII and LFAM, the "Filing Persons"), at the request of the Securities and Exchange Commission (the "Commission") in response to inquiries by the Commission regarding the events described in Item 3(b) below. LFSFII previously executed, on behalf of the Partnership in its capacity as a general partner of the Partnership, the Partnership's Schedule 14D-9, dated May 6, 1998, as amended by the filing of a Schedule 14D-9A, dated May 19, 1998 (the "Partnership Schedule 14D-9"). The address of each of the Filing Persons is 2200 Powell Street, Suite 700, Emeryville, CA 94608.

                  (b) Reference is made to the Schedule 14D-1, dated April 21, 1998, as amended on May 22, 1998 and June 8, 1998 (the "Schedule 14D-1"), filed with the Commission by Grape Investors. Reference is also made to the Partnership Schedule 14D-9.


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                  Grape Investors filed the Schedule 14D-1, dated April 21,
1998, with the Commission. The Partnership filed the Partnership Schedule 14D-9, dated May 6, 1998, with the Commission.

                  On May 7, 1998, a registered broker dealer, DCC Securities Corporation ("DCC"), mailed a letter to numerous investors in the Partnership expressing an interest in assisting investors who were desirous of liquidating their Interests at secondary market prices which were higher than the price offered by Grape Investors in its Schedule 14D-1. A copy of the May 7, 1998 letter is annexed as Exhibit 9(c)(1) hereto.

                  Dolomite Investors L.L.C. ("Dolomite"), an entity controlled by Donaldson, who is also the President of LFAM, which is a general partner of LFSFII, assisted DCC in the preparation of the May 7, 1998 letter and paid for its mailing. The statements contained in the May 7, 1998 letter were consistent with those contained in the letter dated May 5, 1998 from the Partnership to its investors (annexed as Exhibit 99.1 to the Partnership Schedule 14D-9) insofar as both letters informed investors of the existence of a secondary market for the Interests through which investors might obtain a higher price than that offered by Grape Investors. Dolomite, which is not otherwise involved with the Partnership, contemplated that it might respond to offers made by investors to DCC to sell their Interests in response to the May 7, 1998 letter. Dolomite contemplated that, in response to these offers, it might be able to purchase Interests and, if it were to do so, the prices for such Interests in the secondary market would likely have been higher than the tender offer price offered by Grape Investors, Although the Filing Persons believe that DCC may have discussed specific transactions and prices with investors, no purchases of Interests were made by Dolomite or any of its affiliates. Dolomite was informed by DCC that other unrelated parties had expressed an interest in acquiring Interests and that for Dolomite to acquire Interests it would have to pay the then highest price in the market. Dolomite informed DCC that prior to any purchase of Interests by Dolomite, a seller must be informed of Dolomite's relationship with LFSFII and that such seller be encouraged to review all information regarding the Partnership set forth in filings with the Commission, including the Partnership Schedule 14D-9. Shortly thereafter, the Commission contacted the Partnership regarding the May 7, 1998 letter and, in part, due to the Commission's inquiry, Dolomite determined not to pursue any secondary market transactions in the Interests. The Filing Persons understand that DCC has announced that it does not intend to serve as a broker for investors in the Partnership during the pendency of the Grape Investors Offer as described in the Grape Investors Schedule 14D-1.

                  Neither Dolomite nor any of its affiliates (a) informed the other general partner of the Partnership of Dolomite's interest in acquiring Interests in the Partnership, or (b) purchased, or offered to purchase, any Interests of the Partnership through DCC or otherwise. Neither Dolomite nor any of its affiliates initiated any contact, by telephone, or in writing with any investor of the Partnership. One investor called Dolomite (at the suggestion of DCC) and this investor was told that Dolomite had nothing to say about the Partnership. No offer was made to that investor or to any other person.


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                  Neither Dolomite nor any of its affiliates has any present intention of (a) making any purchases or offers to purchase of any Interests in the Partnership; (b) contacting any investor in the Partnership; (c) responding to any investor who calls or writes to any of them about the Partnership; or (d) making any public statement as to the Grape Investors Offer other than through appropriate filings under the federal securities laws.

                  To the best knowledge of the Filing Persons, none of the foregoing actions has had, or will have, any effect on the Purchase Offer described in Item 4(b) below.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION

                  (a) LFSFII previously executed, on behalf of the Partnership in its capacity as a general partner of the Partnership, the Partnership
Schedule 14D-9. By so executing the Partnership Schedule 14D-9, LFSFI evidenced its concurrence with the Partnership's reasons for recommending that limited partners reject the Grape Investors Offer.

                  (b) The Filing Persons recommend that limited partners of the Partnership reject the Grape Investors Offer based upon the following factors:

                  o On April 30, 1998, the General Partner accepted an offer to purchase all of the Partnership's properties for $33,680,000 (the "Purchase Offer"), an amount greater than the most recent appraised value of the properties and more than the high end of the range previously discussed in the Partnership's February 18, 1997 Consent Solicitation.

                  o The prospective purchaser (the "Purchaser") is Abbey Investments, Inc., an affiliate of The Abbey Company. The Abbey Company is a Southern California-based real estate operating company founded in 1990. The Purchaser is not affiliated in any way with the Partnership or the Partnership's general partner, or any of the Partnership's general partner's principals or affiliates.

                  o The Purchaser currently does not own or operate real property outside of Southern California. Therefore, it is seeking to negotiate a property management agreement with affiliates of Birtcher Investors to manage the properties after closing.

                  o The Purchase Offer anticipates closing in approximately 30-60 days, and is subject to the following conditions:

                           - Completion and approval by the Purchaser of Phase I
                             environmental reports for each property;


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                           - Physical and engineering inspection of each
                             property;

                           - The Purchaser's approval of title reports and
                             underlying documents; and

                           - Receipt, review and approval by the Purchaser of
                             operating documents, including leases, rental agreements and contracts, notes and trust deeds, inventories of personal property to remain at the properties, utility and other operating expense bills, property tax bills, and specifications for each property.

                  o Although there can be no assurance that the proposed sale of the properties will be completed, if the sale is completed at the stated price, the limited partners will receive total aggregate sales proceeds of approximately $640 per $1,000 originally invested in the Partnership. Grape Investor's offer is for approximately $450 per $1,000 originally invested, reduced by any transfer fees and any Partnership distributions made after February 28, 1998. In addition to the recent Purchase Offer, the Partnership's General Partner has received several other indications of interest from prospective purchasers to acquire all of the Partnership's remaining properties in a single transaction. The indications of interest all value the Partnership's properties on a collective basis at the high end of the range that the Partnership's General Partner previously discussed in the February 18, 1997 Consent Solicitation.

                  o If limited partners tender to Grape Investors, Grape Investors and not limited partners will receive the proceeds from any sale of the Partnership's properties pursuant to the Purchase Offer or other indications of interest or any distributions from operations pending completion of the sale.

                  o The Partnership's General Partner's estimates are based upon a variety assumptions that are subject to significant uncertainties and contingencies. Such estimates are inherently imprecise and there can be no assurance they can be realized. There can be no assurance as to when or at what price properties will be sold.

                  o If the properties are not sold pursuant to the Purchase Offer, the timing of property sales and distributions of sale proceeds are and will be determined solely by the Partnership's General Partner. Accordingly, limited partners who do not accept the Grape Investors Offer may not receive any distribution of sale proceeds for a significant period of time following the Grape Investors Offer.

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                  o        The Partnership General Partner's estimate of sales
                           proceeds from the Purchase Offer does not take into account Partnership cash reserves, operating expenses or net income or net loss of the Partnership for any period prior to the time the remaining properties are sold, which could affect the amount of sales proceeds available for distribution. Therefore, the actual proceeds to be received by the limited partners may vary materially, up or down, from the estimate.

                  o The Grape Investors Offer price of approximately $450 per $1,000 of original investment is below the price of recent bid prices and trade prices on the secondary market for the Interests and may not take into account the Purchase Offer, which was only recently agreed to and is subject to certain closing conditions described above. Limited partners seeking immediate cash for their Interests should check the secondary market prior to making any decision to tender pursuant to the Grape Investors Offer. Limited partners should keep in mind that the secondary market itself is an inefficient market that may not reflect the true value of the Interests. Limited partners should also keep in mind that the secondary market may not be able to accommodate substantial sales of Interests over a short period of time at current prevailing prices.

                  o The Grape Investors Offer was not discussed with, and is not sponsored or endorsed by, the Partnership's General Partner. The Partnership's General Partner did not negotiate on behalf of the limited partners.

                  In light of the factors discussed above, the Filing Persons recommend that you reject the Grape Investors Offer.

ITEM 5   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

                  None.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES

                  (a) Neither the Filing Persons, any of their respective affiliates, any of their respective subsidiaries nor any executive officers or directors of the Filing Persons, any of their respective affiliates or any of their respective subsidiaries has entered into any transaction with respect to the Interests in the past 60 days.

                  (b) Neither the Filing Persons, any of their respective affiliates, any of their respective subsidiaries nor any executive officers or directors of the Filing Persons, any of

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their respective affiliates or any of their respective subsidiaries has any present intention to tender to Grape Investors, sell or hold any Interests.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                  COMPANY

                  (a)      Not applicable.

                  (b) The Filing Persons are only aware of the possible sale and liquidation of the Partnership's properties described in Item 4(b) above.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED

                  Not applicable.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

                  (a)      None.

                  (b)      Not applicable.

                  (c) (1) Letter mailed on May 7, 1998 by DCC Securities Corporation to numerous investors in the Partnership.



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                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           LF SPECIAL FUND II, L.P.,

                           By: Liquidity Fund Asset Management, Inc., General Partner of LF Special Fund II, L.P.

                                    By:     /s/ Brent R. Donaldson
                                            ------------------------------
                               Brent R. Donaldson
                                            President

                           LIQUIDITY FUND ASSET MANAGEMENT, INC.

                           By:      /s/ Brent R. Donaldson
                                    ------------------------------
                                    Brent R. Donaldson
                                    President


                           /s/ Brent R. Donaldson
                           ------------------------------
                           Brent R. Donaldson


Dated: June 17, 1998


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                                 Exhibit 9(c)(1)

                            DEC SECURITIES CORP INC.
                               342 Madison Avenue
                            New York, New York 10173

May 1, 1998

RE:      Damson Birtcher Realty Income Fund I
         Damson Birtcher Realty Income Fund II
         Realty Income Fund III

Dear Damson Birtcher limited partner:

You recently may have received, or soon will be receiving an offer from Grape Investors LLC ("Grape") to acquire your interest in the Damson Birtcher Realty Income Fund limited partnerships.

                We have buyers willing to pay you a higher price.

                               Call 1-800-990-5604

We are a NASD licensed securities broker specializing in trading limited partnership interests. We are obligated under NASD rules to try to find the highest price in the market. We will: (i) provide you with a higher price than Grape, (ii) guarantee a smooth transfer process and, (iii) have you paid the purchase price much faster than offered by Grape. If you plan to sell your interests, please call us first, toll-free at 1-800-990-5064.

In addition, our buyers are willing to let you have what is rightfully yours, the first quarter 1998 distribution. Grape intends to subtract this distribution from the price it is offering to pay you.

We now have buyers willing to pay substantially more than historical secondary market prices, or those offered in the Grape tender offer.

If you are interested in selling, we will need the following information from you when you call: (i) social security number, (ii) the name under which the units are registered, (iii) your address, and (iv) if held through an IRA, the name of the custodian. Alternatively, fill in this information on the back of this page and send it back to us in the enclosed business reply envelope.

Thank your for your kind consideration.

DCC Securities Corp, Inc.



IF YOU HAVE, ALREADY RESPONDED TO THE TENDER OFFER FROM GRAPE, YOU CAN STILL SELL AT HIGHER PRICE. CALL US IMMEDIATELY AT 1-800- 990-5604 TO FIND OUT HOW.

                                     (over)



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                                REGISTRATION FORM

Partnership:
            --------------------------------------------------------------------
Original Investment:  $                (To be verified with the General Partner)
                      -----------------

Seller Name(s):
                   -------------------------------------------------------------
Address:
                   -------------------------------------------------------------
Telephone:
                   -------------------------------------------------------------
Social Security #:
                   -------------------------------------------------------------
IRA Custodian:
                   -------------------------------------------------------------


Please call me with a price.....................................         [  ]
Please send me a price..........................................         [  ]
Please send me information to withdraw from the Grape and a price.....   [  ]


727240.1

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